

November 17, 2006

Room 7010

Joseph P. Gallagher, III
Vice President – Finance, Chief Financial Officer and Treasurer
Gulf Island Fabrication, Inc.
583 Thompson Road
Houma, Lousiana 70363

> **Re:** **Gulf Island Fabrication, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2006**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2006**
>
> **File No. 000-22303**

Dear Mr. Gallagher:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Nili N. Shah
Branch Chief